U.S. Securities and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 19 2002
WASH, D.C.
354

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

02024987

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K For 3/15/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-60164
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 18th day of March, 2002.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: Patricia C. Taylor
Patricia C. Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL
P

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

GMACM Home Loan-Backed Term Notes, Series 2002-GH1:
Computational Materials as of March 15, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. *Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current* and may be superseded by any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[466,352,000] (Approximate)

Issuer:	GMACM Home Loan Trust 2002-GH1.
Offered Securities:	GMACM Home Loan-Backed Term Notes, Series 2002-GH1.
Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation, or GMACM, a Pennsylvania corporation, is the originator of all of the mortgage loans. GMACM will be the seller of the mortgage loans. GMACM will also be the servicer of the mortgage loans. The servicer will be obligated to service the mortgage loans pursuant to the servicing agreement to be dated as of the closing date, among the servicer, the issuer and the indenture trustee.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	Bank One, N.A. (the "Indenture Trustee").
Hedge Counterparty:	[Bear Stearns Financial Products].
Lead Underwriter:	Bear, Stearns & Co. Inc.
Co-Underwriter:	First Union Securities.
Cut-off Date:	March 1, 2002.
Closing Date:	On or about March [27], 2002.
The Notes:	Approximately $[466,352,000] Home Loan-Backed Term Notes, Series 2002-GH1, are being offered (the "notes"). The notes will be issued pursuant to an indenture to be dated as of March [27], 2002, between the Issuer and the Indenture Trustee.
The Certificates:	GMACM Home Loan-Backed Certificates, Series 2002-GH1 (the "certificates" and, together with the notes, the "securities"). The certificates are not offered hereby. The certificates will be issued pursuant to the trust agreement and will represent beneficial ownership interests in the trust.

Characteristics of the Notes [(a),(b),(c),(d),(e)]

Offered Securities	Initial Note Balance	Coupon	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date (e)	Ratings (Moody's/S&P)
Class A notes	$440,703,000	Floating (c)(d)	2.68	0	76	8/25/33	Aaa / AAA
Class M-1 notes	$16,322,000	Floating (c)(d)	4.50	36	40	8/25/33	Aa2 / AA
Class M-2 notes	$4,664,000	Floating (c)(d)	4.49	36	40	8/25/33	A2 / A
Class B notes	$4,663,000	Floating (c)(d)	4.38	36	40	8/25/33	Baa2 / BBB
Total notes	$466,352,000						

(a) Subject to a 5% variance.
(b) Prepayment Assumption: 30% CPR (Adjustable Rate Mortgage Loans); 500% PSA (Fixed Rate Mortgage Loans) – a ramp from 0% - 30% CPR over 30 months.
(c) The note rate on each class of notes will be equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the weighted average of the net mortgage rates of the mortgage loans, and (iii) 11.50% per annum.
(d) If the 10% clean-up call is not exercised, the margin on the Class A notes will double and the margins on the Class M-1, Class M-2 and Class B notes will each increase by a 1.5 multiple.
(e) For the Class A Notes, Class M-1 Notes, Class M-2 Notes and Class B Notes, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the mortgage loan with the latest maturity date. Due to losses and prepayments on the mortgage loans, the actual final payment date on each class of notes may occur substantially earlier or, except for the Class B notes, later than the dates listed above.

Offering: The notes will be issued publicly from the Depositor's shelf registration.

Form of Registration: Book-entry form, same day funds through DTC, Euroclear.

Minimum Denominations: $25,000.

Prepayment Pricing Speed Assumption: For the adjustable-rate mortgage loans, a constant prepayment of 30.00% per year.

For the fixed-rate mortgage loans, a prepayment rate equal to 500% PSA. This equates to a constant prepayment of 0.00% per year of the then outstanding principal balance of the loans in the first month of the life of the loans and an additional 1.00% per year in each month thereafter until it reaches 30.00% in the 30th month. Beginning in the 30th month and thereafter during the life of such adjustable-rate loans, a constant prepayment rate of 30.00% per year.

Payment Date: The 25th day of each month, or, if that day is not a business day, the next business day, beginning on April 25, 2002.

Payment Delay: 0 days with respect to all of the notes.

Note Rate: The note rate on the Class A notes will be a per annum rate equal to the lesser of (i) with respect to any distribution date which occurs prior to the optional call date, one-month LIBOR plus the related margin ("Class A Margin"), and for any distribution date thereafter, one-month LIBOR plus 2.0 times the Class A Margin, and (ii) [11.50]%, subject to the available funds cap.

The note rate on the Class M-1 notes will be a per annum rate equal to the lesser of (i) with respect to any distribution date which occurs prior to the optional call date, one-month LIBOR plus the related margin ("Class M-1 Margin"), and for any distribution date thereafter, one-month LIBOR plus 1.5 times the Class M-1 Margin, and (ii) [11.50]%, subject to the available funds cap.

The note rate on the Class M-2 notes will be a per annum rate equal to the lesser of (i) with respect to any distribution date which occurs prior to the optional call date, one-month LIBOR plus the related margin ("Class M-2 Margin"), and for any distribution date thereafter, one-month LIBOR plus 1.5 times the Class M-2 Margin, and (ii) [11.50]%, subject to the available funds cap.

The note rate on the Class B notes will be a per annum rate equal to the lesser of (i) with respect to any distribution date which occurs prior to the optional call date, one-month LIBOR plus the related margin ("Class B Margin"), and for any distribution date thereafter, one-month LIBOR plus 1.5 times the Class B Margin, and (ii) [11.50]%, subject to the available funds cap.

Interest will accrue on the notes from and including the preceding Payment Date (or from the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date at the related Note Rate based on the actual number of days elapsed during the accrual period and an assumed year of 360 days.

Available Funds Cap:

On any Distribution Date, the available funds cap will be equal to the weighted average of the net mortgage rates on the mortgage loans based upon the principal balance thereof at the end of the preceding collection period.

Interest carry forward amounts for each class of notes will be created to the extent that the note rate for any class is determined by the available funds cap and will be payable on each payment date to the related notes to the extent of funds available, including amounts received under the hedge agreement.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the servicing fee is paid, each expressed as a percentage of the stated principal balance of the mortgage loans.

The Hedge Agreement:

The Trust will benefit from a series of interest rate cap payments pursuant to a hedge agreement which is intended to partially mitigate the interest rate risk that could result from the difference between the floating interest rates on the notes and the weighted average net mortgage rate of the fixed rate mortgage loans. The hedge agreement relates only to the fixed rate mortgage loans. On each distribution date, payments under the hedge agreement will be made in amount equal to the product of (a) the scheduled notional balance and (b) the difference (which shall not be less than 0.00%) between one-month LIBOR and the strike rate. The strike rate on the hedge agreement will be 7.00%. The notional balance schedule will begin with the balance of the fixed rate mortgage loans as of the cut-off date and will decrease monthly by applying an assumed prepayment rate of [20.00]% CPR. The hedge agreement will terminate after the distribution date in [June 2008].

The Trust:

The depositor will establish the GMACM Home Loan Trust 2002-GH1, a Delaware business trust, to issue the notes. The assets of the trust will include the adjustable and fixed rate mortgage loans that are generally secured by first liens on one- to four-family residential properties. Certain of the mortgage loans are secured by first liens on unimproved land. The adjustable-rate mortgage loans generally adjust either semi-annually or annually, after, in some instances, an initial fixed period. Approximately [2.00]% of the mortgage loans will be secured by liens on mortgaged properties in which the borrowers have no equity in the mortgaged property. For each of those mortgage loans, the combined loan-to-value ratio exceeds 100% at the time of origination of the mortgage loan.

The trust will also include the hedge agreement.

Payments of interest and principal on the notes (other than in respect of available funds cap carryforwards) will be made only from payments received in connection with the mortgage loans. Available funds cap carryforwards will be payable out of payments received on the mortgage loans or amounts received in connection with the hedge agreement.

The Mortgage Pool:

Unless we indicate otherwise, the statistical information we present in these computational materials are approximate and reflect the information as of the cut-off date. The mortgage loans consist of 3,080 fixed and adjustable-rate mortgage loans with an aggregate principal balance of $466,352,072.81 as of the cut-off date.

2,308 of the mortgage loans representing 78.16% of the mortgage loans are fixed rate mortgage loans and 772 of the mortgage loans representing 21.84% of the mortgage loans are adjustable rate mortgage loans as of the cut-off date. The mortgage loans are generally secured by first liens on one- to four-family residential properties. Approximately [9.64]% of the mortgage loans are secured by unimproved land.

With respect to the mortgage loans:

- Approximately 2.93% were 30 to 59 days delinquent and approximately 0.58% were 60 to 89 days delinquent as of the cut-off date.
- None were 90 or more days delinquent as of the cut-off date.

Additional Mortgage Pool Characteristics:

The mortgage loans were underwritten pursuant to a variety of guidelines, as more fully described in the Prospectus Supplement. The mortgage pool contains mortgage loans having, but not limited to, the following characteristics:

Program Violations: The underwriting criteria that was applied in the origination of some of the mortgage loans deviated from GMACM's underwriting criteria under their respective program guidelines. For example, some of the borrowers have credit scores and/or residual incomes that are less than the minimum requirements or have loan-to-value ratios that exceed the limits under the applicable guidelines.

Documentation Deficiencies: Some of the mortgage files do not contain the related mortgage note or a lost note affidavit with a copy of the related mortgage note or copies of the related mortgage or other documentation that is typically required when a mortgage loan is originated.

Seasoned Loans: Some of the mortgage loans are seasoned longer than allowed by certain guidelines or have been securitized and repurchased pursuant to an optional termination provision.

Land Loans: Certain of the mortgage loans are secured by a mortgage on unimproved land. With respect to such land loans, the lot to be purchased must be unimproved, zoned for residential use, subdivided or approved as a building lot entity and have all utilities, including water and sewer, available. Fixed rate land loans are generally interest-only for a term of 1-5 years with a principal payment at maturity. Adjustable rate land loans are generally a two to five year adjustable rate balloon with a 30-year amortization. These loans generally have a maximum loan size of $450,000 with a maximum LTV of 80%. The minimum FICO score required for this program is 620.

Payments on the Notes:

On each monthly payment date, the indenture trustee will make distributions on the notes. The amounts available for distribution will include:

- collections of monthly payments of principal and interest on the mortgage loans, including prepayments and other unscheduled collections,

minus

- fees and expenses of the trust.

Amounts received under the interest rate hedge agreement will be available to pay amounts in respect of available funds cap carryforwards on the notes and also to serve as credit support for the notes.

Payments will be made from amounts available for distribution to the related class of notes in the following order:

Interest

- to pay accrued and unpaid interest on the Class A-1 notes;
- to pay accrued and unpaid interest, sequentially, on the Class M-1, Class M-2 and Class B notes, in that order.

Principal

- To pay principal on the Class A notes, in an amount equal to the Class A Principal Distribution Amount;
- To pay principal on the Class M-1 notes, in an amount equal to the Class M-1 Principal Distribution Amount;
- To pay principal on the Class M-2 notes, in an amount equal to the Class M-2 Principal Distribution Amount;
- To pay principal on the Class B notes, in an amount equal to the Class B Principal Distribution Amount.

Net Monthly Excess Cash Flow

- To pay as principal to the notes then entitled to receive principal, the amount necessary to cover Realized Losses on the related mortgage loans;
- To pay as principal to the notes then entitled to receive principal, the amount necessary to cause the overcollateralization amount to equal the Required Overcollateralization Amount;
- To pay prepayment interest shortfalls on the notes;
- To pay any carry-forward amounts, sequentially, to the Class A, Class M-1, Class M-2 and Class B notes;
- To the holders of the Class R certificates, the remainder.

Principal Distributions:

The Class M-1, Class M-2 and Class B notes will not receive any principal payments until after the stepdown date (and will only receive such principal payments so long as a trigger event is not in effect), unless the principal balance of the Class A notes is equal to zero. After the stepdown date, so long as a trigger event is not in effect, principal will be paid to the notes as described under "Payments on the Notes" above.

Principal Distribution Amount: Total principal collections received during the related collection period less any overcollateralization release amount.

Class A Principal Distribution Amount: With respect to any distribution date, (i) prior to the stepdown date or on or after the stepdown date if a trigger event is in effect, the Principal Distribution Amount for that distribution date, or (ii) on or after the stepdown date if a trigger event is not in effect for that distribution date, the lesser of: (a) the Principal Distribution Amount for that distribution date, and (b) the excess of (1) the aggregate Class A principal balance immediately prior to that distribution date over (2) the lesser of (x) the product of the (I) the applicable subordination percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate principal balance of the mortgage loans immediately preceding that distribution date, less the overcollateralization floor.

Class M-1 Principal Distribution Amount: With respect to any distribution date, (i) prior to the stepdown date or on or after the stepdown date if a trigger event is in effect, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the stepdown date if a trigger event is not in effect for that distribution date, the lesser of: (a) the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance (after taking into account the payment of the Class A Principal Distribution Amount for that distribution date), and (B) the principal balance of the Class M-1 notes immediately prior to that distribution date, over (2) the lesser of (x) the product of the (I) the applicable subordination percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate principal balance of the mortgage loans immediately preceding that distribution date, less the overcollateralization floor.

Class M-2 Principal Distribution Amount: With respect to any distribution date, (i) prior to the stepdown date or on or after the stepdown date if a trigger event is in effect, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the stepdown date if a trigger event is not in effect for that distribution date, the lesser of: (a) the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal

Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance and Class M-1 principal balance (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that distribution date), and (B) the principal balance of the Class M-2 notes immediately prior to that distribution date, over (2) the lesser of (x) the product of the (I) the applicable subordination percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate principal balance of the mortgage loans immediately preceding that distribution date, less the overcollateralization floor.

Class B Principal Distribution Amount:

With respect to any distribution date, (i) prior to the stepdown date or on or after the stepdown date if a trigger event is in effect, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, or (ii) on or after the stepdown date if a trigger event is not in effect for that distribution date, the lesser of: (a) the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance, Class M-1 principal balance and Class M-2 principal balance (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that distribution date), and (B) the principal balance of the Class B notes immediately prior to that distribution date, over (2) the lesser of (x) the product of the (I) the applicable subordination percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate principal balance of the mortgage loans immediately preceding that distribution date, less the overcollateralization floor.

Carry-Forward Amounts:

The carry-forward amount is equal to the aggregate amount of available funds cap shortfalls on such distribution date plus any unpaid available funds cap shortfalls from prior distribution dates, plus interest thereon to the extent previously unreimbursed.

On any distribution date on which any of the notes receive interest based upon the available funds cap, the available funds cap shortfall is equal to the excess, if any, of (i) accrued interest on the related notes calculated pursuant to the lesser of (a) one-month LIBOR plus the margin for the related class of notes and (b)

[11.50]%, over (ii) accrued interest on the related notes calculated pursuant to the available funds cap. Available funds cap shortfalls will only be recoverable from excess cash flow or amounts received under the interest rate hedge agreement.

Stepdown Date: The later to occur of (x) the distribution date in April 2005 (i.e., the 37th distribution date) and (y) the first distribution date on which the aggregate principal balances of the Class M-1 notes, the Class M-2 notes and the Class B notes immediately prior to that distribution date is equal to or greater than [11.00]% of the aggregate stated principal balance of the mortgage loans as of the end of the preceding due period and the overcollateralization amount is equal to the required overcollateralization amount.

Subordination Percentage: As to any class of notes, the respective percentages set forth below:

Class A	[94.50]%
Class M-1	[98.00]%
Class M-2	[99.00]%
Class B	[100.00]%

Required Overcollateralization Amount: With respect to any distribution date, approximately $6,995,281 (or 1.50% of the original principal balance of the mortgage loans). The initial amount of overcollateralization will be equal to approximately 0.00%.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate principal balance of the mortgage loans as of the cut-off date.

Overcollateralization Amount: With respect to any distribution date, the excess, if any, of the aggregate principal balance of the mortgage loans before giving effect to distributions of principal to be made on that distribution date, over the aggregate principal balance of the notes, as of such date, before taking into account distributions of principal to be made on that distribution date.

Trigger Event: A trigger event has occurred in either of the two following scenarios:

[With respect to any distribution date, if the three month rolling average of 60+ day delinquent loans (including foreclosures and REO) equals or exceeds [21.00]% of the Senior Enhancement Percentage.]

[If the cumulative realized losses on the mortgage loans exceed (i) 1.50% during months 37 through 48, (ii) 1.75% during months 49 through 60, (iii) 2.00% during months 61 through 72, or (iv) 2.25% after month 72; provided, however, that such percentages may be increased with the consent of the rating agencies.]

Senior Enhancement Percentage: For any distribution date, the percentage obtained by dividing (i) the sum of (a) the aggregate principal balances of the Class M-1, Class M-2 and Class B notes and (b) the overcollateralization amount, in each case prior to the distribution of the related Principal Distribution Amount on such distribution date, by (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period.

Servicing Fee: The servicing fee to be paid to the Servicer as compensation for servicing the mortgage loans will be [0.375]% per annum for the fixed-rate mortgage loans and [0.500]% for the adjustable-rate mortgage loans. The servicing fee will be computed and payable monthly.

Advancing: The servicer will advance the principal and interest portion of any delinquent monthly payment, but only to the extent deemed by the servicer to be recoverable.

Credit Enhancement: The credit enhancement provided for the benefit of the notes consists of:

Initial Subordination. Initially, there is 5.50% subordination for the Class A notes, 2.00% subordination for the Class M-1 notes and 1.00% subordination for the Class M-2 notes. The Class B notes will have no subordination at the closing date.

Excess Interest. Because the mortgagors are expected to pay more interest on the mortgage loans than is necessary to pay the interest on the notes, there may be excess interest. Some of this excess interest may be used to protect the notes against some losses by making an additional payment of principal up to the amount of the losses.

Overcollateralization. Excess interest that is not needed to cover losses will be used to make additional principal payments on the notes, until the aggregate principal balance of the mortgage loans exceeds the aggregate principal amount of the notes by a specified amount. This excess will represent overcollateralization, which may absorb some losses on the mortgage loans if they are not covered by excess interest. If the level of overcollateralization falls below what is required, the excess interest described above will be paid to the notes as principal, until the required level of overcollateralization is reached.

Optional Redemption: A principal payment may be made to redeem the notes upon the exercise by the servicer of its option to purchase the mortgage loans in the trust after the aggregate principal balance of the mortgage loans is reduced to an amount less than 10% of the initial aggregate principal balance of the mortgage loans. The purchase price payable by the servicer for the mortgage loans will be the sum of the aggregate outstanding principal balance of the mortgage loans, or the fair market value of real estate acquired by foreclosure, plus accrued and unpaid interest thereon at the weighted average of the net mortgage rates of the mortgage loans through the day preceding the payment date of this purchase.

Tax Status: The notes, other than the Class R certificates, will represent ownership of (i) regular interests in a real estate mortgage investment conduit, which interests have no rights to receive amounts in respect of available funds cap carryforwards and (ii) the right to receive amounts in respect of available funds cap carryforwards, which rights shall not be treated as regular interests in a real estate mortgage investment conduit. For federal income tax purposes, each class of Class R certificates will be the sole residual interest in one of the [two] real estate mortgage investment conduits.

ERISA Eligibility: The notes **may** be purchased by employee benefit plans subject to the requirements of ERISA.

SMMEA Treatment: The notes **will not** constitute "mortgage related securities" for purposes of SMMEA.

Ratings: It is a condition to the issuance of the Class A, Class M-1, Class M-2 and Class B notes that they receive ratings of Aaa/AAA, Aa2/AA, A2/A and Baa2/BBB, respectively, by Moody's Investors Service and Standard & Poor's Ratings Services.

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. A security rating does not address the frequency of prepayments of the mortgage loans or any corresponding effect on the yield to investors.

GMACM Collateral Summary – Aggregate
(as of the Cut-off Date)

Collateral Sub-Group	Prime	Alt-A Solutions	Lot Loans	FHA/VA	HLTV (103 LTV Arms)	Alt-A	Subprime	Total
Percent of Total	54.61%	25.59%	9.64%	3.65%	3.22%	2.31%	0.97%	100.00%
Current Balance	$254,691,284	$119,356,408	$44,955,727	$17,017,101	$15,023,930	$10,781,737	$4,525,886	$466,352,073
Loan Count	1,372	721	546	155	111	136	39	3,080
Average Balance	$185,635	$165,543	$82,336	$109,788	$135,351	$79,277	$116,048	$151,413
Gross WAC (%)	6.865%	8.216%	7.866%	7.220%	7.391%	10.444%	9.432%	7.445%
WAM (mos)	286	345	33	338	335	311	318	281
WA Age (mos)	6	5	18	9	6	32	42	8
WA Orig. Term (mos)	292	350	51	347	341	343	360	289
First Lien	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Second Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
WA FICO	707	684	723	670	738	585	571	698
% below 640	17.58%	22.36%	4.15%	35.08%	0.84%	88.31%	97.97%	20.02%
WA CLTV	71.29%	74.20%	75.50%	96.79%	100.86%	78.53%	82.98%	74.61%
% CLTV > 100%	0.00%	0.00%	0.00%	15.58%	44.18%	0.00%	0.00%	1.99%
% Fixed Rate	89.39%	74.03%	22.57%	99.49%	74.85%	68.11%	61.83%	78.16%
% ARM	10.61%	25.97%	77.43%	0.51%	25.15%	31.89%	38.17%	21.84%
ARM Characteristics:								
WA Margin	2.752%	3.386%	3.584%	2.750%	2.750%	6.368%	3.794%	3.369%
WA Lifetime Cap	11.675%	13.524%	14.529%	11.000%	13.064%	16.897%	15.042%	13.498%
WA Next Rate Adj.	53	21	7	21	51	6	7	25
WA Reset Frequency	12	6	12	12	12	6	12	10
Property Type								
Single Family	73.01%	57.87%	0.00%	79.60%	73.36%	96.20%	80.33%	62.96%
Land	0.17%	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	9.74%
2-4 Family	4.77%	24.15%	0.00%	7.48%	0.31%	0.62%	5.02%	9.13%
PUD	11.91%	6.90%	0.00%	3.70%	19.07%	0.94%	0.00%	9.04%
Condo	8.31%	10.73%	0.00%	7.99%	6.38%	2.24%	14.65%	7.97%
Other	1.82%	0.35%	0.00%	1.23%	0.89%	0.00%	0.00%	1.16%
Occupancy Status								
Owner Occupied	91.80%	71.44%	23.09%	98.96%	99.69%	95.65%	100.00%	80.65%
Non-Owner	2.67%	22.15%	0.40%	0.25%	0.31%	2.90%	0.00%	7.25%
Second Home/NA	5.53%	6.42%	76.51%	0.80%	0.00%	1.45%	0.00%	12.10%
Loan Purpose								
Purchase	29.21%	48.77%	94.93%	72.61%	97.01%	48.99%	84.85%	45.32%
Refinance	38.41%	19.20%	4.16%	23.21%	2.99%	15.55%	6.82%	27.66%
Cash Out	29.68%	32.03%	0.92%	4.18%	0.00%	34.93%	8.33%	25.54%
New Construction	2.70%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.47%
Investment	0.00%	0.00%	0.00%	0.00%	0.00%	0.53%	0.00%	0.01%
States > 5%								
California	11.76%	16.17%	27.49%	11.98%	5.78%	3.96%	0.00%	13.93%
Massachusetts	17.69%	12.27%	0.51%	0.60%	2.99%	0.62%	0.00%	12.98%
Florida	6.09%	10.38%	1.31%	8.92%	3.66%	2.38%	6.23%	6.67%
New Jersey	7.40%	7.68%	0.52%	10.85%	3.20%	0.36%	10.06%	6.66%
Colorado	3.19%	6.57%	25.26%	1.44%	3.62%	0.28%	0.00%	6.03%
Illinois	6.87%	3.99%	0.32%	3.22%	1.06%	5.06%	0.00%	5.07%
New York	4.71%	6.59%	1.29%	6.79%	2.48%	4.89%	21.63%	5.03%
Michigan	5.27%	2.08%	2.35%	1.84%	5.91%	19.71%	38.80%	4.72%
Pennsylvania	2.81%	2.66%	0.69%	1.35%	12.43%	11.08%	1.56%	3.00%
Texas	1.86%	2.02%	1.00%	2.23%	3.51%	11.46%	2.19%	2.11%
Montana	0.34%	0.49%	16.78%	0.00%	0.00%	0.00%	0.00%	1.93%
Delinquency Status								
Current	97.42%	95.22%	98.63%	93.67%	100.00%	81.58%	90.82%	96.49%
30-59 Days	2.06%	4.11%	1.22%	5.57%	0.00%	14.77%	9.18%	2.93%
60-89 Days	0.52%	0.68%	0.16%	0.76%	0.00%	3.65%	0.00%	0.58%
90+ Days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Index (of ARM Loans)								
6-month LIBOR	0.00%	99.06%	0.00%	0.00%	0.00%	94.41%	0.00%	33.34%
1-yr CMT UST	100.00%	0.94%	100.00%	100.00%	100.00%	5.59%	100.00%	66.66%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

GMACM Collateral Summary – Fixed (as of the Cut-off Date)

Collateral Sub-Group	Prime Fixed	Alt-A Solutions Fixed	Lot Loans Fixed	FHA/VA Fixed	HLTV Fixed	Alt-A Fixed	Subprime Fixed	Total Fixed
Percent of Total	48.82%	18.95%	2.18%	3.63%	2.41%	1.57%	0.60%	100.00%
Current Balance	$227,679,327	$88,355,507	$10,145,006	$16,930,026	$11,244,730	$7,342,904	$2,798,546	$364,496,045
Loan Count	1,248	588	113	154	84	94	27	2,308
Average Balance	$182,435	$150,264	$89,779	$109,935	$133,866	$78,116	$103,650	$157,927
Gross WAC (%)	6.915%	8.458%	9.034%	7.226%	7.165%	10.744%	9.844%	7.470%
WAM (mos)	278	341	31	338	330	302	316	292
WA Age (mos)	6	6	15	8	5	34	44	7
WA Orig. Term (mos)	284	347	46	346	335	336	360	299
First Lien	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Second Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
WA FICO	705	684	716	670	738	586	579	696
% below 640	18.86%	21.37%	4.55%	35.26%	1.13%	86.89%	96.72%	21.26%
WA CLTV	71.21%	74.03%	74.20%	96.82%	100.84%	78.55%	81.91%	74.31%
% CLTV > 100%	0.00%	0.00%	0.00%	15.66%	38.06%	0.00%	0.00%	1.90%
% Fixed Rate	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
% ARM	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
ARM Characteristics:								
WA Margin	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
WA Lifetime Cap	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
WA Next Rate Adj.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
WA Reset Frequency	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Property Type								
Single Family	73.48%	59.02%	0.00%	79.50%	73.61%	97.06%	91.89%	68.83%
Land	0.20%	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	2.91%
2-4 Family	5.34%	24.62%	0.00%	7.51%	0.00%	0.91%	8.11%	9.73%
PUD	11.70%	6.59%	0.00%	3.72%	19.54%	1.39%	0.00%	9.71%
Condo	7.41%	9.29%	0.00%	8.03%	6.85%	0.64%	0.00%	7.48%
Other	1.87%	0.48%	0.00%	1.24%	0.00%	0.00%	0.00%	1.34%
Occupancy Status								
Owner Occupied	91.17%	71.72%	16.33%	98.95%	100.00%	95.17%	100.00%	85.15%
Non-Owner	2.99%	22.20%	0.00%	0.25%	0.00%	2.71%	0.00%	7.31%
Second Home/NA	5.85%	6.08%	83.67%	0.80%	0.00%	2.12%	0.00%	7.53%
Loan Purpose								
Purchase	28.58%	48.04%	90.60%	72.47%	97.19%	50.77%	78.96%	40.01%
Refinance	37.08%	16.91%	9.40%	23.33%	2.81%	13.52%	7.56%	29.02%
Cash Out	31.39%	35.04%	0.00%	4.20%	0.00%	34.94%	13.48%	29.10%
New Construction	2.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.85%
Investment	0.00%	0.00%	0.00%	0.00%	0.00%	0.77%	0.00%	0.02%
States > 5%								
California	12.36%	16.17%	45.13%	12.04%	0.00%	3.11%	0.00%	13.52%
Massachusetts	17.24%	10.63%	0.00%	0.61%	2.33%	0.91%	0.00%	13.46%
Florida	6.42%	8.88%	5.37%	8.97%	4.89%	3.49%	0.00%	6.95%
New Jersey	7.71%	7.84%	0.00%	10.90%	4.27%	0.00%	16.27%	7.48%
Colorado	2.72%	5.47%	19.80%	1.45%	4.84%	0.00%	0.00%	3.79%
Illinois	6.34%	2.34%	0.00%	3.23%	0.00%	3.30%	0.00%	4.75%
New York	5.26%	7.10%	5.74%	6.82%	3.31%	6.28%	34.98%	5.98%
Michigan	4.95%	2.72%	7.97%	1.85%	4.69%	15.10%	22.37%	4.68%
Pennsylvania	2.92%	3.05%	1.52%	1.36%	14.98%	12.87%	2.53%	3.41%
Texas	2.08%	2.73%	0.00%	2.24%	4.19%	15.71%	3.54%	2.54%
Montana	0.38%	0.41%	7.52%	0.00%	0.00%	0.00%	0.00%	0.54%
Delinquency Status								
Current	97.12%	94.40%	97.64%	93.64%	100.00%	81.17%	97.30%	96.08%
30-59 Days	2.30%	4.90%	2.36%	5.59%	0.00%	16.11%	2.70%	3.29%
60-89 Days	0.58%	0.71%	0.00%	0.77%	0.00%	2.72%	0.00%	0.62%
90+ Days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Index (of ARM Loans)								
6-month LIBOR	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
1-yr CMT UST	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

GMACM Collateral Summary – Arm
(as of the Cut-off Date)

Collateral Sub-Group	Prime Arm	Alt-A Solutions Arm	Lot Loans Arm	FHA/VA Arm	HLTV Arm	Alt-A Arm	Subprime Arm	Total Arm
Percent of Total	5.79%	6.65%	7.46%	0.02%	0.81%	0.74%	0.37%	100.00%
Current Balance	$27,011,957	$31,000,902	$34,810,721	$87,076	$3,779,199	$3,438,833	$1,727,340	**$101,856,028**
Loan Count	124	133	433	1	27	42	12	**772**
Average Balance	$217,838	$233,089	$80,394	$87,076	$139,970	$81,877	$143,945	**$131,938**
Gross WAC (%)	6.448%	7.527%	7.526%	6.000%	8.064%	9.803%	8.765%	**7.357%**
WAM (mos)	352	355	34	353	348	331	322	**242**
WA Age (mos)	5	3	19	7	12	29	38	**12**
WA Orig. Term (mos)	357	358	53	360	360	360	360	**254**
First Lien	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	**100.00%**
Second Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.00%**
WA FICO	722	683	725	709	739	585	559	**704**
% below 640	6.75%	25.17%	4.03%	0.00%	0.00%	91.33%	100.00%	**15.61%**
WA CLTV	71.97%	74.70%	75.88%	91.35%	100.90%	78.49%	84.72%	**75.66%**
% CLTV > 100%	0.00%	0.00%	0.00%	0.00%	62.36%	0.00%	0.00%	**2.31%**
% Fixed Rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.00%**
% ARM	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	**100.00%**
ARM Characteristics:								
WA Margin	2.752%	3.386%	3.584%	2.750%	2.750%	6.368%	3.794%	**3.369%**
WA Lifetime Cap	11.675%	13.524%	14.529%	11.000%	13.064%	16.897%	15.042%	**13.498%**
WA Next Rate Adj.	53	21	7	21	51	6	7	**25**
WA Reset Frequency	12	6	12	12	12	6	12	**10**
Property Type								
Single Family	69.04%	54.60%	0.00%	100.00%	72.62%	94.35%	61.60%	**41.94%**
Land	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	**34.18%**
2-4 Family	0.00%	22.80%	0.00%	0.00%	1.23%	0.00%	0.00%	**6.98%**
PUD	13.67%	7.78%	0.00%	0.00%	17.66%	0.00%	0.00%	**6.65%**
Condo	15.82%	14.82%	0.00%	0.00%	4.96%	5.65%	38.40%	**9.73%**
Other	1.47%	0.00%	0.00%	0.00%	3.53%	0.00%	0.00%	**0.52%**
Occupancy Status								
Owner Occupied	97.12%	70.62%	25.06%	100.00%	98.77%	96.68%	100.00%	**64.53%**
Non-Owner	0.00%	22.01%	0.51%	0.00%	1.23%	3.32%	0.00%	**7.03%**
Second Home/NA	2.88%	7.37%	74.42%	0.00%	0.00%	0.00%	0.00%	**28.44%**
Loan Purpose								
Purchase	34.53%	50.84%	96.19%	100.00%	96.47%	45.20%	94.39%	**64.30%**
Refinance	49.65%	25.70%	2.63%	0.00%	3.53%	19.89%	5.61%	**22.79%**
Cash Out	15.29%	23.45%	1.18%	0.00%	0.00%	34.91%	0.00%	**12.78%**
New Construction	0.53%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.14%**
Investment	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.00%**
States > 5%								
California	6.72%	16.18%	22.35%	0.00%	22.98%	5.78%	0.00%	**15.39%**
Massachusetts	21.45%	16.95%	0.66%	0.00%	4.96%	0.00%	0.00%	**11.26%**
Florida	3.38%	14.63%	0.12%	0.00%	0.00%	0.00%	16.32%	**5.67%**
New Jersey	4.75%	7.21%	0.67%	0.00%	0.00%	1.12%	0.00%	**3.72%**
Colorado	7.13%	9.72%	26.85%	0.00%	0.00%	0.89%	0.00%	**14.06%**
Illinois	11.33%	8.67%	0.41%	0.00%	4.22%	8.83%	0.00%	**6.24%**
New York	0.00%	5.11%	0.00%	0.00%	0.00%	1.91%	0.00%	**1.62%**
Michigan	7.93%	0.25%	0.72%	0.00%	9.53%	29.56%	65.42%	**4.89%**
Pennsylvania	1.85%	1.54%	0.45%	0.00%	4.86%	7.27%	0.00%	**1.54%**
Texas	0.00%	0.00%	1.29%	0.00%	1.47%	2.37%	0.00%	**0.58%**
Montana	0.00%	0.71%	19.48%	0.00%	0.00%	0.00%	0.00%	**6.87%**
Delinquency Status								
Current	100.00%	97.55%	98.91%	100.00%	100.00%	82.45%	80.33%	**97.96%**
30-59 Days	0.00%	1.86%	0.88%	0.00%	0.00%	11.91%	19.67%	**1.60%**
60-89 Days	0.00%	0.59%	0.20%	0.00%	0.00%	5.64%	0.00%	**0.44%**
90+ Days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.00%**
Index (of ARM Loans)								
6-month LIBOR	0.00%	99.06%	0.00%	0.00%	0.00%	94.41%	0.00%	**33.34%**
1-yr CMT UST	100.00%	0.94%	100.00%	100.00%	100.00%	5.59%	100.00%	**66.66%**

COLLATERAL SUMMARY
(as of the Cut-Off Date)

	Initial Aggregate Mortgage Loans
Cut-Off Date	3/1/02
Total Outstanding Balance:	$466,352,072.81
Number of Loans:	3,080
Average Remaining Balance:	$151,413.01 (range: $3,982.56 - $2,073,415.50)
WA Mortgage Loan Rate:	7.445% (range: 3.875% - 13.750%)
Original Weighted Average Term:	289 months
Remaining Weighted Average Term:	281 months
Lien Position:	100.00% first
WA CLTV Ratio:	74.61% (range: 13.73% - 106.5%)
WA FICO Score:	698
Documentation:	77.84% standard, 13.25% stated income, 2.59% streamlined, 1.94% family first direct, 1.23% no income / no appraisal, 0.95% super select, 0.88% select, 0.85 % super express, 0.23 % relocation, 0.13 % express, 0.05 % stated / no income verification, 0.05% GM expanded family.
Property Type:	62.96% single family, 9.74% land, 9.13% two to four family, 9.04% PUD, 6.09% low-rise condominium, 1.06% condominium, 0.82% hi-rise condominium, 0.73% co-op, 0.30% townhouse, 0.13% manufactured housing.
Owner Occupancy:	80.65% owner occupied

COLLATERAL SUMMARY (cont'd)
(as of the Cut-Off Date)

% Fixed Rate / % Adjustable Rate:	78.16% / 21.84%
Geographic Distribution (>= 5.00%)	CA (13.93%), MA (12.98%), FL (6.67%), NJ (6.66%), CO (6.03%), IL (5.07%), NY (5.03%).
Fully Indexed Gross Margin:	3.369% (range: 0.000% - 9.380%)
Maximum Loan Rate:	13.498% (range: 10.250% - 19.000%)
Delinquency Status:	96.49% Current, 2.93% 30 to 59 days, 0.58% 60 to 89 days, 0.00% 90+ days.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Initial Aggregate Mortgage Loan Characteristics

Set forth below is a description of certain characteristics of the Initial Aggregate Mortgage Loans as of the Cut-Off Date. Unless otherwise specified, all principal balances of the Initial Aggregate Mortgage Loans are as of the Cut-Off Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Cut-Off Date (except as indicated otherwise).

Property Type

Property Type		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Single Family		1,768	$293,595,833.22	62.96%
Land		547	45,401,355.57	9.74
Two to Four Family		241	42,596,009.70	9.13
Planned Urban Development		199	42,168,031.82	9.04
Low-Rise Condominium		219	28,417,049.82	6.09
Condominium		36	4,948,335.58	1.06
Hi-Rise Condominium		17	3,815,081.51	0.82
Co-op		35	3,420,380.00	0.73
Townhouse		11	1,389,049.53	0.30
Manufactured Housing		7	600,946.06	0.13
	Total	3,080	$466,352,072.81	100.00%

Outstanding Principal Balances

Range of Principal Balances ($)			Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	106	$1,875,244.93	0.40%
$25,000.01	to	$50,000.00	316	12,133,861.52	2.60
$50,000.01	to	$75,000.00	371	23,240,717.78	4.98
$75,000.01	to	$100,000.00	403	35,460,195.85	7.60
$100,000.01	to	$125,000.00	354	40,071,819.31	8.59
$125,000.01	to	$150,000.00	334	46,162,291.89	9.90
$150,000.01	to	$175,000.00	246	40,196,698.34	8.62
$175,000.01	to	$200,000.00	203	38,247,478.88	8.20
$200,000.01	to	$225,000.00	155	32,917,387.64	7.06
$225,000.01	to	$250,000.00	145	34,507,711.12	7.40
$250,000.01	to	$275,000.00	154	41,087,552.58	8.81
$275,000.01	to	$300,000.00	46	13,360,749.46	2.86
$300,000.01	to	$400,000.00	155	54,206,998.64	11.62
$400,000.01	to	$500,000.00	43	19,304,790.27	4.14
$500,000.01	to	$600,000.00	27	14,866,050.38	3.19
$600,000.01	to	$700,000.00	15	9,603,468.51	2.06
$700,000.01	to	$800,000.00	2	1,473,736.61	0.32
$800,000.01	to	$900,000.00	1	851,132.77	0.18
$1,000,000.01	to	$1,500,000.00	2	2,732,043.28	0.59
$1,500,000.01	to	$2,000,000.00	1	1,978,727.55	0.42
$2,000,000.01	to	$2,500,000.00	1	2,073,415.50	0.44
		Total	3,080	$466,352,072.81	100.00%

The average Principal Balance of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is $151,413.01.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Balances

Range of Original Balances ($)			Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	86	$1,482,812.61	0.32%
$25,000.01	to	$50,000.00	294	10,799,922.19	2.32
$50,000.01	to	$75,000.00	375	22,726,978.88	4.87
$75,000.01	to	$100,000.00	416	35,812,244.96	7.68
$100,000.01	to	$125,000.00	354	39,255,441.30	8.42
$125,000.01	to	$150,000.00	346	46,958,380.82	10.07
$150,000.01	to	$175,000.00	247	40,117,143.16	8.60
$175,000.01	to	$200,000.00	206	38,553,044.79	8.27
$200,000.01	to	$225,000.00	154	32,529,909.37	6.98
$225,000.01	to	$250,000.00	150	35,434,456.60	7.60
$250,000.01	to	$275,000.00	159	42,230,625.16	9.06
$275,000.01	to	$300,000.00	42	12,194,789.83	2.61
$300,000.01	to	$400,000.00	153	53,129,521.22	11.39
$400,000.01	to	$500,000.00	46	20,374,341.03	4.37
$500,000.01	to	$600,000.00	29	15,762,373.65	3.38
$600,000.01	to	$700,000.00	15	9,603,468.51	2.06
$700,000.01	to	$800,000.00	3	1,751,299.63	0.38
$800,000.01	to	$900,000.00	1	851,132.77	0.18
$1,000,000.01	to	$1,500,000.00	2	2,732,043.28	0.59
$1,500,000.01	to	$2,000,000.00	1	1,978,727.55	0.42
$2,000,000.01	to	$2,500,000.00	1	2,073,415.50	0.44
		Total	**3,080**	**$466,352,072.81**	**100.00%**

The average Original Balance of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is $153,911.72.

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)			Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.01%	to	40.00%	115	$14,009,647.43	3.00%
40.01%	to	50.00%	125	18,145,070.31	3.89
50.01%	to	60.00%	214	39,790,218.85	8.53
60.01%	to	70.00%	396	69,861,617.50	14.98
70.01%	to	80.00%	1,445	219,843,047.45	47.14
80.01%	to	90.00%	438	59,688,268.78	12.80
90.01%	to	100.00%	267	35,725,213.29	7.66
100.01%	to	105.00%	79	9,165,032.61	1.97
105.01%	to	110.00%	1	123,956.59	0.03
		Total	**3,080**	**$466,352,072.81**	**100.00%**

The minimum and maximum Combined Loan-to-Value Ratios of the Initial Aggregate Mortgage Loans as of the Cut-Off Date are approximately 13.73% and 106.50%, respectively, and the weighted average Combined Loan-to-Value Ratio of the Initial Mortgage Loans as of the Cut-Off Date is approximately 74.61%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographical Distributions

Location	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
California	294	$64,952,382.54	13.93%
Massachusetts	320	60,534,746.65	12.98
Florida	191	31,099,537.65	6.67
New Jersey	185	31,063,696.47	6.66
Colorado	202	28,139,369.16	6.03
Illinois	125	23,656,767.30	5.07
New York	152	23,459,180.50	5.03
Michigan	167	22,032,533.35	4.72
Pennsylvania	114	13,994,479.26	3.00
Arizona	80	11,484,534.37	2.46
Indiana	83	10,125,191.09	2.17
Texas	73	9,832,733.89	2.11
New Hampshire	78	9,802,144.14	2.10
Other	1,016	126,174,776.44	27.06
Total	**3,080**	**$466,352,072.81**	**100.00%**

The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgaged properties for which the Principal Balance is less than 2.00% of the Cut-Off Date Aggregate Principal Balance.

Loan Rates

Range of Loan Rates (%)	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
3.001% to 4.000%	1	$121,647.89	0.03%
4.001% to 5.000%	5	696,828.98	0.15
5.001% to 6.000%	157	25,233,913.69	5.41
6.001% to 7.000%	991	174,489,167.21	37.42
7.001% to 8.000%	1,051	166,264,416.09	35.65
8.001% to 9.000%	487	60,369,831.33	12.95
9.001% to 10.000%	187	21,665,668.07	4.65
10.001% to 11.000%	103	9,713,851.46	2.08
11.001% to 12.000%	74	6,224,376.15	1.33
12.001% to 13.000%	22	1,468,201.78	0.31
13.001% to 14.000%	2	104,170.16	0.02
Total	**3,080**	**$466,352,072.81**	**100.00%**

The weighted average Loan Rate of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 7.445%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months Remaining to Scheduled Maturity

Range of Remaining Term				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0	to	60		587	$51,755,435.57	11.10%
61	to	120		158	25,777,703.97	5.53
121	to	180		311	49,290,247.60	10.57
181	to	240		63	7,851,591.79	1.68
241	to	300		32	5,160,942.95	1.11
301	to	360		1,924	325,088,100.19	69.71
361	and	above		5	1,428,050.74	0.31
			Total	**3,080**	**$466,352,072.81**	**100.00%**

The weighted average months remaining to scheduled maturity of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 281 months.

Lien Priority

Lien Position		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
First		3,080	$466,352,072.81	100.00%
	Total	**3,080**	**466,352,072.81**	**100.00%**

Documentation Type

Documentation Level		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Standard		2,504	$363,022,558.06	77.84%
Stated Income		347	61,794,965.07	13.25
Streamlined		62	12,090,167.71	2.59
Family First Direct		59	9,036,399.95	1.94
No Income / No Appraisal		40	5,714,267.41	1.23
Super Select		3	4,427,143.05	0.95
Select		19	4,110,703.93	0.88
Super Express		31	3,977,464.31	0.85
Relocation		6	1,092,657.62	0.23
Express		5	621,189.33	0.13
Stated / No Income Verification		2	241,272.12	0.05
GM Expanded FAM		2	223,284.25	0.05
	Total	**3,080**	**$466,352,072.81**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Occupancy Types

Occupancy (as indicated by the Borrower)	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Owner Occupied	2,315	$376,099,169.49	80.65%
Second Home	502	56,133,256.60	12.04
Non-Owner Occupied	257	33,820,031.57	7.25
n/a	6	299,615.15	0.06
Total	**3,080**	**$466,352,072.81**	**100.00%**

Loan Purpose

Loan Purpose	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Purchase	1,620	$211,329,210.09	45.32%
Refinance	690	128,994,706.16	27.66
Cash Out	736	119,097,501.32	25.54
New Construction	33	6,873,912.89	1.47
Investment	1	56,742.35	0.01
Total	**3,080**	**$466,352,072.81**	**100.00%**

Credit Scores as of the Date of Origination of the Initial Aggregate Mortgage Loans

Range of Credit Scores as of the Date of Origination of the Loans				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
480	to	499		1	$77,576.71	0.02%
500	to	519		7	733,753.66	0.16
520	to	539		22	2,889,358.40	0.62
540	to	559		51	5,193,900.47	1.11
560	to	579		71	8,399,685.28	1.80
580	to	599		103	15,613,929.51	3.35
600	to	619		150	28,287,480.36	6.07
620	to	639		224	32,176,084.92	6.90
640	to	659		222	32,804,232.89	7.03
660	to	679		270	43,943,959.91	9.42
680	to	699		311	49,603,070.60	10.64
700	to	719		364	52,119,368.43	11.18
720	to	739		319	48,462,835.00	10.39
740	to	759		328	51,146,094.14	10.97
760	to	779		352	55,913,474.58	11.99
780	to	799		216	31,119,369.19	6.67
800	to	819		36	4,845,394.88	1.04
820	and	above		1	50,562.53	0.01
n/a				32	2,971,941.35	0.64
			Total	**3,080**	**$466,352,072.81**	**100.00%**

The weighted average Credit Score of the Borrower of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 698.

Delinquency Status

Delinquency Status		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Current		2,947	$449,985,029.71	96.49%
30 to 59 days		108	13,641,077.10	2.93
60 to 89 days		25	2,725,966.00	0.58
90+ days		0	0.00	0.00
	Total	**3,080**	**$466,352,072.81**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans

Range of Maximum Loan Rates (%)				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
10.000%	to	10.999%		14	$2,653,780.52	2.61%
11.000%	to	11.999%		89	19,263,877.81	18.91
12.000%	to	12.999%		104	18,710,760.72	18.37
13.000%	to	13.999%		151	20,613,173.58	20.24
14.000%	to	14.999%		182	20,207,437.49	19.84
15.000%	to	15.999%		162	14,370,426.86	14.11
16.000%	to	16.999%		47	4,263,833.60	4.19
17.000%	to	17.999%		18	1,433,190.60	1.41
18.000%	to	18.999%		4	208,479.48	0.20
19.000%	to	19.999%		1	131,067.13	0.13
			Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 13.498%.

Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans

Range of Fully Indexed Gross Margins (%)				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.000%	to	0.999%		9	$1,907,604.78	1.87%
2.000%	to	2.999%		164	33,341,322.86	32.73
3.000%	to	3.999%		373	45,519,385.23	44.69
4.000%	to	4.999%		167	14,665,458.62	14.40
5.000%	to	5.999%		14	1,514,669.83	1.49
6.000%	to	6.999%		28	3,085,937.84	3.03
7.000%	to	7.999%		15	1,600,571.78	1.57
8.000%	to	8.999%		1	101,285.11	0.10
9.000%	to	9.999%		1	119,791.74	0.12
			Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 3.369%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Next Interest Rate Adjustment Date of the Adjustable Rate Initial Mortgage Loans

Next Interest Rate Adjustment Date	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
March 2003	6	645,378.07	0.63%
February 2002	3	120,688.44	0.12
April 2004	9	2,084,236.00	2.05
March 2004	15	3,198,460.61	3.14
February 2004	18	4,890,862.22	4.80
January 2004	16	4,158,346.05	4.08
December 2003	15	3,278,969.98	3.22
November 2003	8	1,796,055.06	1.76
October 2003	8	1,947,674.52	1.91
September 2003	14	3,759,639.52	3.69
August 2003	8	1,757,719.28	1.73
July 2003	6	1,476,502.71	1.45
June 2003	2	335,767.43	0.33
June 2004	4	606,741.35	0.60
April 2003	11	726,144.40	0.71
July 2004	3	649,300.37	0.64
February 2003	24	1,529,022.55	1.50
January 2003	40	2,835,562.12	2.78
December 2002	56	5,304,120.39	5.21
November 2002	49	6,517,034.90	6.40
October 2002	58	4,270,253.87	4.19
September 2002	46	3,915,664.33	3.84
August 2002	59	4,646,180.10	4.56
July 2002	32	2,249,903.88	2.21
June 2002	37	2,815,097.37	2.76
May 2002	30	2,032,746.46	2.00
April 2002	25	2,167,753.00	2.13
March 2002	19	1,578,042.60	1.55
May 2003	7	1,279,761.94	1.26
March 2006	3	361,843.36	0.36
October 2008	2	383,433.86	0.38
September 2008	6	1,287,416.57	1.26
August 2008	3	562,309.18	0.55
July 2008	2	338,037.40	0.33
June 2008	3	645,480.73	0.63
February 2007	5	880,383.89	0.86
January 2007	2	584,563.84	0.57
December 2006	11	2,483,132.93	2.44
November 2006	11	2,949,827.98	2.90
October 2006	13	3,230,426.88	3.17
September 2006	12	2,674,851.26	2.63
August 2006	12	2,457,940.72	2.41
May 2004	1	142,209.14	0.14
June 2006	3	440,972.75	0.43
December 2008	5	1,032,255.60	1.01
February 2006	12	1,813,610.45	1.78
January 2006	5	761,345.59	0.75
November 2005	1	55,552.24	0.05
October 2005	1	88,038.52	0.09
March 2005	1	247,312.12	0.24
February 2005	3	631,244.60	0.62
January 2005	2	245,299.16	0.24
December 2004	1	264,047.46	0.26
November 2004	4	410,084.74	0.40
October 2004	2	339,848.86	0.33
September 2004	6	1,127,329.90	1.11
August 2004	6	1,218,062.75	1.20
July 2006	6	1,625,535.79	1.60
Total	**772**	**$101,856,027.79**	**100.00%**

Initial Rate Cap of Adjustable Rate Initial Mortgage Loans

Initial Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		32	$2,691,996.56	2.64%
2.000%		483	43,156,214.16	42.37
3.000%		138	31,263,781.92	30.69
5.000%		119	24,744,035.15	24.29
	Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average initial rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 3.009%.

Periodic Rate Cap of Adjustable Rate Initial Mortgage Loans

Periodic Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		170	$33,955,778.48	33.34%
2.000%		602	67,900,249.31	66.66
	Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average periodic rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 1.667%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY
(as of the Cut-Off Date)

	Fixed Rate Mortgage Loans
Cut-Off Date	3/1/02
Total Outstanding Balance:	$364,496,045.02
Number of Loans:	2,308
Average Remaining Balance:	$157,927.23 (range: $4,949.98 - $2,073,415.50)
WA Mortgage Loan Rate:	7.470% (range: 3.875% - 13.750%)
Original Weighted Average Term:	299 months
Remaining Weighted Average Term:	292 months
Lien Position:	100.00% first
WA CLTV Ratio:	74.31% (range: 13.73% - 106.50%)
WA FICO Score:	696
Documentation:	77.66% standard, 11.98% stated income, 3.32% streamlined, 2.13% family first direct, 1.35% no income / no appraisal, 1.21% super select, 1.09% super express, 0.75% select, 0.27% relocation, 0.17% express, 0.04% GM expanded family 0.03% stated / no income verification.
Property Type:	68.83% single family, 9.73% two to four family, 9.71% PUD, 5.86% low-rise condominium, 2.91% land, 0.94% co-op, 0.87% condominium, 0.75% hi-rise condominium, 0.30% townhouse, 0.10% manufactured housing.
Owner Occupancy:	85.15% owner occupied

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY (cont'd)
(as of the Cut-Off Date)

% Fixed Rate / % Adjustable Rate:	100.00% / 0.00%
Geographic Distribution (>= 5.00%)	CA (13.52%), MA (13.46%), NJ (7.48%), FL (6.95%), NY (5.98%).
Delinquency Status:	96.08% Current, 3.29% 30 to 59 days, 0.62% 60 to 89 days, 0.00% 90+ days.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Mortgage Loan Characteristics

Set forth below is a description of certain characteristics of the Fixed Rate Mortgage Loans as of the Cut-Off Date. Unless otherwise specified, all principal balances of the Fixed Rate Mortgage Loans are as of the Cut-Off Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Cut-Off Date (except as indicated otherwise).

Property Type

Property Type	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Single Family	1,548	$250,882,053.81	68.83%
Two to Four Family	214	35,482,384.67	9.73
Planned Urban Development	168	35,395,504.97	9.71
Low-Rise Condominium	174	21,363,969.95	5.86
Land	114	10,590,634.23	2.91
Co-op	35	3,420,380.00	0.94
Condominium	28	3,184,772.59	0.87
Hi-Rise Condominium	13	2,717,199.49	0.75
Townhouse	9	1,086,025.44	0.30
Manufactured Housing	5	373,119.87	0.10
Total	**2,308**	**$364,496,045.02**	**100.00%**

Outstanding Principal Balances

Range of Principal Balances ($)			Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	43	$770,008.75	0.21%
$25,000.01	to	$50,000.00	169	6,643,197.99	1.82
$50,000.01	to	$75,000.00	256	16,189,502.69	4.44
$75,000.01	to	$100,000.00	331	29,239,359.96	8.02
$100,000.01	to	$125,000.00	296	33,489,178.60	9.19
$125,000.01	to	$150,000.00	275	38,003,235.62	10.43
$150,000.01	to	$175,000.00	201	32,899,406.92	9.03
$175,000.01	to	$200,000.00	153	28,852,779.01	7.92
$200,000.01	to	$225,000.00	134	28,429,622.08	7.80
$225,000.01	to	$250,000.00	117	27,795,994.15	7.63
$250,000.01	to	$275,000.00	123	32,786,617.41	9.00
$275,000.01	to	$300,000.00	30	8,705,062.01	2.39
$300,000.01	to	$400,000.00	108	38,053,132.95	10.44
$400,000.01	to	$500,000.00	32	14,349,946.41	3.94
$500,000.01	to	$600,000.00	22	12,170,600.88	3.34
$600,000.01	to	$700,000.00	11	7,009,343.88	1.92
$700,000.01	to	$800,000.00	2	1,473,736.61	0.40
$800,000.01	to	$900,000.00	1	851,132.77	0.23
$1,000,000.01	to	$1,500,000.00	2	2,732,043.28	0.75
$1,500,000.01	to	$2,000,000.00	1	1,978,727.55	0.54
$2,000,000.01	to	$2,500,000.00	1	2,073,415.50	0.57
		Total	**2,308**	**$364,496,045.02**	**100.00%**

The average Principal Balance of the Fixed Rate Mortgage Loans as of the Cut-Off Date is $157,927.23.

Original Balances

Range of Original Balances ($)			Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	37	$641,525.16	0.18%
$25,000.01	to	$50,000.00	157	5,958,948.07	1.63
$50,000.01	to	$75,000.00	254	15,705,510.21	4.31
$75,000.01	to	$100,000.00	336	29,316,428.17	8.04
$100,000.01	to	$125,000.00	298	33,282,317.04	9.13
$125,000.01	to	$150,000.00	280	38,262,551.91	10.50
$150,000.01	to	$175,000.00	200	32,549,919.26	8.93
$175,000.01	to	$200,000.00	156	29,184,259.81	8.01
$200,000.01	to	$225,000.00	133	28,067,220.50	7.70
$225,000.01	to	$250,000.00	122	28,847,959.50	7.91
$250,000.01	to	$275,000.00	125	33,282,263.55	9.13
$275,000.01	to	$300,000.00	28	8,128,945.39	2.23
$300,000.01	to	$400,000.00	104	36,385,812.52	9.98
$400,000.01	to	$500,000.00	35	15,419,497.17	4.23
$500,000.01	to	$600,000.00	24	13,066,924.15	3.58
$600,000.01	to	$700,000.00	11	7,009,343.88	1.92
$700,000.01	to	$800,000.00	3	1,751,299.63	0.48
$800,000.01	to	$900,000.00	1	851,132.77	0.23
$1,000,000.01	to	$1,500,000.00	2	2,732,043.28	0.75
$1,500,000.01	to	$2,000,000.00	1	1,978,727.55	0.54
$2,000,000.01	to	$2,500,000.00	1	2,073,415.50	0.57
		Total	**2,308**	**$364,496,045.02**	**100.00%**

The average Original Balance of the Fixed Rate Mortgage Loans as of the Cut-Off Date is $160,087.65.

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)			Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.01%	to	40.00%	95	$11,728,798.89	3.22%
40.01%	to	50.00%	108	15,851,198.60	4.35
50.01%	to	60.00%	190	35,268,247.67	9.68
60.01%	to	70.00%	317	54,947,601.87	15.07
70.01%	to	80.00%	940	160,355,110.57	43.99
80.01%	to	90.00%	352	47,069,559.63	12.91
90.01%	to	100.00%	245	32,343,203.31	8.87
100.01%	to	105.00%	60	6,808,367.89	1.87
105.01%	to	110.00%	1	123,956.59	0.03
		Total	**2,308**	**$364,496,045.02**	**100.00%**

The minimum and maximum Combined Loan-to-Value Ratios of the Fixed Rate Mortgage Loans as of the Cut-Off Date are approximately 13.73% and 106.50%, respectively, and the weighted average Combined Loan-to-Value Ratio of the Initial Mortgage Loans as of the Cut-Off Date is approximately 74.31%.

Geographical Distributions

Location		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
California		222	$49,275,768.06	13.52%
Massachusetts		268	49,069,841.99	13.46
New Jersey		165	27,275,206.79	7.48
Florida		165	25,327,843.06	6.95
New York		146	21,808,332.72	5.98
Illinois		99	17,301,881.83	4.75
Michigan		127	17,056,771.36	4.68
Colorado		79	13,821,807.79	3.79
Pennsylvania		101	12,427,834.54	3.41
Texas		60	9,246,635.42	2.54
Arizona		66	9,170,539.40	2.52
Indiana		70	8,940,277.88	2.45
North Carolina		50	7,493,501.76	2.06
Other		690	96,279,802.42	26.41
	Total	**2,308**	**$364,496,045.02**	**100.00%**

The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgaged properties for which the Principal Balance is less than 2.00% of the Cut-Off Date Aggregate Principal Balance.

Loan Rates

Range of Loan Rates (%)				Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
3.001%	to	4.000%		1	$121,647.89	0.03%
4.001%	to	5.000%		5	696,828.98	0.19
5.001%	to	6.000%		110	17,980,557.96	4.93
6.001%	to	7.000%		795	138,736,195.08	38.06
7.001%	to	8.000%		722	128,409,147.49	35.23
8.001%	to	9.000%		330	44,289,840.23	12.15
9.001%	to	10.000%		168	19,236,603.65	5.28
10.001%	to	11.000%		94	8,380,600.36	2.30
11.001%	to	12.000%		62	5,252,235.97	1.44
12.001%	to	13.000%		19	1,288,217.25	0.35
13.001%	to	14.000%		2	104,170.16	0.03
			Total	**2,308**	**$364,496,045.02**	**100.00%**

The weighted average Loan Rate of the Fixed Rate Mortgage Loans as of the Cut-Off Date is approximately 7.470%.

Months Remaining to Scheduled Maturity

Range of Remaining Term				Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0	to	60		154	$16,944,714.23	4.65%
61	to	120		158	25,777,703.97	7.07
121	to	180		308	48,810,856.72	13.39
181	to	240		62	7,727,939.35	2.12
241	to	300		28	4,491,097.11	1.23
301	to	360		1,594	259,962,640.58	71.32
361	and	above		4	781,093.06	0.21
			Total	**2,308**	**$364,496,045.02**	**100.00%**

The weighted average months remaining to scheduled maturity of the Fixed Rate Mortgage Loans as of the Cut-Off Date is approximately 292 months.

Lien Priority

Lien Position		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
First		2,308	$364,496,045.02	100.00%
	Total	**2,308**	**$364,496,045.02**	**100.00%**

Documentation Type

Documentation Level		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Standard		1,830	$283,074,413.56	77.66%
Stated		271	43,667,397.00	11.98
Streamlined		62	12,090,167.71	3.32
Family First Direct		53	7,769,207.47	2.13
No Income / No Appraisal		35	4,933,882.79	1.35
Super Select		3	4,427,143.05	1.21
Super Express		31	3,977,464.31	1.09
Select		11	2,718,438.45	0.75
Relocation		5	982,987.80	0.27
Express		5	621,189.33	0.17
GM Expanded FAM		1	129,303.95	0.04
Stated / No Income Verification		1	104,449.60	0.03
	Total	**2,308**	**$364,496,045.02**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Occupancy Types

Occupancy (as indicated by the Borrower)	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Owner Occupied	1,889	$310,374,841.43	85.15%
Second Home	192	27,165,484.01	7.45
Non-Owner Occupied	221	26,656,104.43	7.31
n/a	6	299,615.15	0.08
Total	**2,308**	**$364,496,045.02**	**100.00%**

Loan Purpose

Loan Purpose	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Purchase	1,031	$145,839,177.31	40.01%
Cash Out	660	106,083,703.80	29.10
Refinance	584	105,784,717.81	29.02
New Construction	32	6,731,703.75	1.85
Investment	1	56,742.35	0.02
Total	**2,308**	**$364,496,045.02**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores as of the Date of Origination of the Fixed Rate Mortgage Loans

Range of Credit Scores as of the Date of Origination of the Loans	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
480 to 499	1	$77,576.71	0.02%
500 to 519	6	669,496.76	0.18
520 to 539	17	2,305,510.32	0.63
540 to 559	39	3,820,805.67	1.05
560 to 579	60	7,225,138.51	1.98
580 to 599	83	13,907,014.91	3.82
600 to 619	123	24,112,675.23	6.62
620 to 639	177	25,357,908.24	6.96
640 to 659	179	27,338,973.54	7.50
660 to 679	192	31,906,409.63	8.75
680 to 699	245	40,012,211.34	10.98
700 to 719	261	38,398,217.37	10.53
720 to 739	233	37,664,354.04	10.33
740 to 759	225	38,411,387.51	10.54
760 to 779	250	41,961,989.22	11.51
780 to 799	156	23,707,670.98	6.50
800 to 819	34	4,758,904.18	1.31
820 and above	1	50,562.53	0.01
n/a	26	2,809,238.33	0.77
Total	**2,308**	**$364,496,045.02**	**100.00%**

The weighted average Credit Score of the Borrower of the Fixed Rate Mortgage Loans as of the Cut-Off Date is approximately 696.

Delinquency Status

Delinquency Status	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Current	2,195	$350,211,665.78	96.08%
30 to 59 days	93	12,007,851.49	3.29
60 to 89 days	20	2,276,527.75	0.62
90+ days	0	0.00	0.00
Total	**2,308**	**$364,496,045.02**	**100.00%**

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY
(as of the Cut-Off Date)

	Adjustable Rate Mortgage Loans
Cut-Off Date	3/1/02
Total Outstanding Balance:	$101,856,027.79
Number of Loans:	772
Average Remaining Balance:	$131,937.86 (range: $3,982.56 - $651,292.48)
WA Mortgage Loan Rate:	7.357% (range: 5.250% - 13.000%)
Original Weighted Average Term:	254 months
Remaining Weighted Average Term:	242 months
Lien Position:	100.00% first
WA CLTV Ratio:	75.66% (range: 15.79% - 103.00%)
WA FICO Score:	704
Documentation:	78.49% standard, 17.8% stated income, 1.37% select, 1.24% family first direct, 0.77% no income / no appraisal, 0.13% stated / no income verification, 0.11% relocation, 0.09% GM expanded family.
Property Type:	41.94% single family, 34.18% land, 6.98% two to four family, 6.92% low-rise condominium, 6.65% PUD, 1.73% condominium, 1.08% hi-rise condominium, 0.30% townhouse, 0.22% manufactured housing.
Owner Occupancy:	64.53% owner occupied

COLLATERAL SUMMARY (cont'd)
(as of the Cut-Off Date)

% Fixed Rate / % Adjustable Rate:	0.00% / 100.00%
Geographic Distribution (>= 5.00%)	CA (15.39%), CO (14.06%), MA (11.26%), MT (6.87%), IL (6.24%), FL (5.67%).
Fully Indexed Gross Margin:	3.369% (range: 0.000% - 9.380%)
Maximum Loan Rate:	13.498% (range: 10.250% - 19.000%)
Delinquency Status:	97.96% Current, 1.60% 30 to 59 days, 0.44% 60 to 89 days, 0.00% 90+ days.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Mortgage Loan Characteristics

Set forth below is a description of certain characteristics of the Initial Mortgage Loans as of the Cut-Off Date. Unless otherwise specified, all principal balances of the Initial Mortgage Loans are as of the Cut-Off Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Cut-Off Date (except as indicated otherwise).

Property Type

Property Type		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Single Family		220	$42,713,779.41	41.94%
Land		433	34,810,721.34	34.18
Two to Four Family		27	7,113,625.03	6.98
Low-Rise Condominium		45	7,053,079.87	6.92
Planned Urban Development		31	6,772,526.85	6.65
Condominium		8	1,763,562.99	1.73
Hi-Rise Condominium		4	1,097,882.02	1.08
Townhouse		2	303,024.09	0.30
Manufactured Housing		2	227,826.19	0.22
Single Family		220	42,713,779.41	41.94
	Total	**772**	**$101,856,027.79**	**100.00%**

Outstanding Principal Balances

Range of Principal Balances ($)			Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	63	$1,105,236.18	1.09%
$25,000.01	to	$50,000.00	147	5,490,663.53	5.39
$50,000.01	to	$75,000.00	115	7,051,215.09	6.92
$75,000.01	to	$100,000.00	72	6,220,835.89	6.11
$100,000.01	to	$125,000.00	58	6,582,640.71	6.46
$125,000.01	to	$150,000.00	59	8,159,056.27	8.01
$150,000.01	to	$175,000.00	45	7,297,291.42	7.16
$175,000.01	to	$200,000.00	50	9,394,699.87	9.22
$200,000.01	to	$225,000.00	21	4,487,765.56	4.41
$225,000.01	to	$250,000.00	28	6,711,716.97	6.59
$250,000.01	to	$275,000.00	31	8,300,935.17	8.15
$275,000.01	to	$300,000.00	16	4,655,687.45	4.57
$300,000.01	to	$400,000.00	47	16,153,865.69	15.86
$400,000.01	to	$500,000.00	11	4,954,843.86	4.86
$500,000.01	to	$600,000.00	5	2,695,449.50	2.65
$600,000.01	to	$700,000.00	4	2,594,124.63	2.55
		Total	**772**	**$101,856,027.79**	**100.00%**

The average Principal Balance of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is $131,937.86.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Balances

Range of Original Balances ($)			Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	49	$841,287.45	0.83%
$25,000.01	to	$50,000.00	137	4,840,974.12	4.75
$50,000.01	to	$75,000.00	121	7,021,468.67	6.89
$75,000.01	to	$100,000.00	80	6,495,816.79	6.38
$100,000.01	to	$125,000.00	56	5,973,124.26	5.86
$125,000.01	to	$150,000.00	66	8,695,828.91	8.54
$150,000.01	to	$175,000.00	47	7,567,223.90	7.43
$175,000.01	to	$200,000.00	50	9,368,784.98	9.20
$200,000.01	to	$225,000.00	21	4,462,688.87	4.38
$225,000.01	to	$250,000.00	28	6,586,497.10	6.47
$250,000.01	to	$275,000.00	34	8,948,361.61	8.79
$275,000.01	to	$300,000.00	14	4,065,844.44	3.99
$300,000.01	to	$400,000.00	49	16,743,708.70	16.44
$400,000.01	to	$500,000.00	11	4,954,843.86	4.86
$500,000.01	to	$600,000.00	5	2,695,449.50	2.65
$600,000.01	to	$700,000.00	4	2,594,124.63	2.55
		Total	**772**	**$101,856,027.79**	**100.00%**

The average Original Balance of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is $135,447.93.

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)			Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.01%	to	40.00%	20	$2,280,848.54	2.24%
40.01%	to	50.00%	17	2,293,871.71	2.25
50.01%	to	60.00%	24	4,521,971.18	4.44
60.01%	to	70.00%	79	14,914,015.63	14.64
70.01%	to	80.00%	505	59,487,936.88	58.40
80.01%	to	90.00%	86	12,618,709.15	12.39
90.01%	to	100.00%	22	3,382,009.98	3.32
100.01%	to	105.00%	19	2,356,664.72	2.31
		Total	**772**	**$101,856,027.79**	**100.00%**

The minimum and maximum Combined Loan-to-Value Ratios of the Adjustable Rate Mortgage Loans as of the Cut-Off Date are approximately 15.79% and 103.00%, respectively, and the weighted average Combined Loan-to-Value Ratio of the Initial Mortgage Loans as of the Cut-Off Date is approximately 75.66%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographical Distributions

Location	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
California	72	$15,676,614.48	15.39%
Colorado	123	14,317,561.37	14.06
Massachusetts	52	11,464,904.66	11.26
Montana	85	7,001,906.23	6.87
Illinois	26	6,354,885.47	6.24
Florida	26	5,771,694.59	5.67
Michigan	40	4,975,761.99	4.89
New Jersey	20	3,788,489.68	3.72
New Hampshire	29	2,601,591.24	2.55
Arkansas	39	2,367,418.37	2.32
Arizona	14	2,313,994.97	2.27
Other	246	25,221,204.74	24.76
Total	**772**	**$101,856,027.79**	**100.00%**

The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgaged properties for which the Principal Balance is less than 2.00% of the Cut-Off Date Aggregate Principal Balance.

Loan Rates

Range of Loan Rates (%)	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
5.001% to 6.000%	47	$7,253,355.73	7.12%
6.001% to 7.000%	196	35,752,972.13	35.10
7.001% to 8.000%	329	37,855,268.60	37.17
8.001% to 9.000%	157	16,079,991.10	15.79
9.001% to 10.000%	19	2,429,064.42	2.38
10.001% to 11.000%	9	1,333,251.10	1.31
11.001% to 12.000%	12	972,140.18	0.95
12.001% to 13.000%	3	179,984.53	0.18
Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average Loan Rate of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is approximately 7.357%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months Remaining to Scheduled Maturity

Range of Remaining Term		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0 to 60		433	$34,810,721.34	34.18%
121 to 180		3	479,390.88	0.47
181 to 240		1	123,652.44	0.12
241 to 300		4	669,845.84	0.66
301 to 360		330	65,125,459.61	63.94
361 and above		1	646,957.68	0.64
	Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average months remaining to scheduled maturity of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is approximately 242 months.

Lien Priority

Lien Position		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
First		772	$101,856,027.79	100.00%
	Total	**772**	**$101,856,027.79**	**100.00%**

Documentation Type

Documentation Level		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Standard		674	$79,948,144.50	78.49%
Stated Income		76	18,127,568.07	17.80
Select		8	1,392,265.48	1.37
Family First Direct		6	1,267,192.48	1.24
No Income / No Appraisal		5	780,384.62	0.77
Stated / No Income Verification		1	136,822.52	0.13
Relocation		1	109,669.82	0.11
GM Expanded FAM		1	93,980.30	0.09
	Total	**772**	**$101,856,027.79**	**100.00%**

Occupancy Types

Occupancy (as indicated by the Borrower)	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Owner Occupied	426	$65,724,328.06	64.53%
Second Home	310	28,967,772.59	28.44
Non-Owner Occupied	36	7,163,927.14	7.03
Total	772	$101,856,027.79	100.00%

Loan Purpose

Loan Purpose	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Purchase	589	$65,490,032.78	64.30%
Refinance	106	23,209,988.35	22.79
Cash Out	76	13,013,797.52	12.78
New Construction	1	142,209.14	0.14
Total	772	$101,856,027.79	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores as of the Date of Origination of the Adjustable Rate Mortgage Loans

Range of Credit Scores as of the Date of Origination of the Loans				Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
500	to	519		1	$64,256.90	0.06%
520	to	539		5	583,848.08	0.57
540	to	559		12	1,373,094.80	1.35
560	to	579		11	1,174,546.77	1.15
580	to	599		20	1,706,914.60	1.68
600	to	619		27	4,174,805.13	4.10
620	to	639		47	6,818,176.68	6.69
640	to	659		43	5,465,259.35	5.37
660	to	679		78	12,037,550.28	11.82
680	to	699		66	9,590,859.26	9.42
700	to	719		103	13,721,151.06	13.47
720	to	739		86	10,798,480.96	10.60
740	to	759		103	12,734,706.63	12.50
760	to	779		102	13,951,485.36	13.7
780	to	799		60	7,411,698.21	7.28
800	to	819		2	86,490.70	0.08
n/a				6	162,703.02	0.16
			Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average Credit Score of the Borrower of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is approximately 704.

Delinquency Status

Delinquency Status		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Current		752	$99,773,363.93	97.96%
30 to 59 days		15	1,633,225.61	1.60
60 to 89 days		5	449,438.25	0.44
90+ days		0	0.00	0.00
	Total	**772**	**$101,856,027.79**	**100.00%**

Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans

Range of Maximum Loan Rates (%)	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
10.000% to 10.999%	14	$2,653,780.52	2.61%
11.000% to 11.999%	89	19,263,877.81	18.91
12.000% to 12.999%	104	18,710,760.72	18.37
13.000% to 13.999%	151	20,613,173.58	20.24
14.000% to 14.999%	182	20,207,437.49	19.84
15.000% to 15.999%	162	14,370,426.86	14.11
16.000% to 16.999%	47	4,263,833.60	4.19
17.000% to 17.999%	18	1,433,190.60	1.41
18.000% to 18.999%	4	208,479.48	0.20
19.000% to 19.999%	1	131,067.13	0.13
Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 13.498%.

Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans

Range of Fully Indexed Gross Margins (%)	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.000% to 0.999%	9	$1,907,604.78	1.87%
2.000% to 2.999%	164	33,341,322.86	32.73
3.000% to 3.999%	373	45,519,385.23	44.69
4.000% to 4.999%	167	14,665,458.62	14.40
5.000% to 5.999%	14	1,514,669.83	1.49
6.000% to 6.999%	28	3,085,937.84	3.03
7.000% to 7.999%	15	1,600,571.78	1.57
8.000% to 8.999%	1	101,285.11	0.10
9.000% to 9.999%	1	119,791.74	0.12
Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 3.369%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Next Interest Rate Adjustment Date of the Adjustable Rate Initial Mortgage Loans

Next Interest Rate Adjustment Date	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
March 2003	6	645,378.07	0.63%
February 2002	3	120,688.44	0.12
April 2004	9	2,084,236.00	2.05
March 2004	15	3,198,460.61	3.14
February 2004	18	4,890,862.22	4.80
January 2004	16	4,158,346.05	4.08
December 2003	15	3,278,969.98	3.22
November 2003	8	1,796,055.06	1.76
October 2003	8	1,947,674.52	1.91
September 2003	14	3,759,639.52	3.69
August 2003	8	1,757,719.28	1.73
July 2003	6	1,476,502.71	1.45
June 2003	2	335,767.43	0.33
June 2004	4	606,741.35	0.60
April 2003	11	726,144.40	0.71
July 2004	3	649,300.37	0.64
February 2003	24	1,529,022.55	1.50
January 2003	40	2,835,562.12	2.78
December 2002	56	5,304,120.39	5.21
November 2002	49	6,517,034.90	6.40
October 2002	58	4,270,253.87	4.19
September 2002	46	3,915,664.33	3.84
August 2002	59	4,646,180.10	4.56
July 2002	32	2,249,903.88	2.21
June 2002	37	2,815,097.37	2.76
May 2002	30	2,032,746.46	2.00
April 2002	25	2,167,753.00	2.13
March 2002	19	1,578,042.60	1.55
May 2003	7	1,279,761.94	1.26
March 2006	3	361,843.36	0.36
October 2008	2	383,433.86	0.38
September 2008	6	1,287,416.57	1.26
August 2008	3	562,309.18	0.55
July 2008	2	338,037.40	0.33
June 2008	3	645,480.73	0.63
February 2007	5	880,383.89	0.86
January 2007	2	584,563.84	0.57
December 2006	11	2,483,132.93	2.44
November 2006	11	2,949,827.98	2.90
October 2006	13	3,230,426.88	3.17
September 2006	12	2,674,851.26	2.63
August 2006	12	2,457,940.72	2.41
May 2004	1	142,209.14	0.14
June 2006	3	440,972.75	0.43
December 2008	5	1,032,255.60	1.01
February 2006	12	1,813,610.45	1.78
January 2006	5	761,345.59	0.75
November 2005	1	55,552.24	0.05
October 2005	1	88,038.52	0.09
March 2005	1	247,312.12	0.24
February 2005	3	631,244.60	0.62
January 2005	2	245,299.16	0.24
December 2004	1	264,047.46	0.26
November 2004	4	410,084.74	0.40
October 2004	2	339,848.86	0.33
September 2004	6	1,127,329.90	1.11
August 2004	6	1,218,062.75	1.20
July 2006	6	1,625,535.79	1.60
Total	**772**	**$101,856,027.79**	**100.00%**

Initial Rate Cap of Adjustable Rate Initial Mortgage Loans

Initial Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		32	$2,691,996.56	2.64%
2.000%		483	43,156,214.16	42.37
3.000%		138	31,263,781.92	30.69
5.000%		119	24,744,035.15	24.29
	Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average initial rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 3.009%.

Periodic Rate Cap of Adjustable Rate Initial Mortgage Loans

Periodic Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		170	$33,955,778.48	33.34%
2.000%		602	67,900,249.31	66.66
	Total	**772**	**$101,856,027.79**	**100.00%**

The weighted average periodic rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 1.667%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

AVAILABLE FUNDS CAP SCHEDULE

(Based on Current Collateral Index Values)

Month	Distribution Date	Net Wac Cap (%)	Month	Distribution Date	Net Wac Cap (%)
1	4/25/02	7.04	39	6/25/05	6.81
2	5/25/02	7.04	40	7/25/05	6.81
3	6/25/02	7.04	41	8/25/05	6.81
4	7/25/02	7.04	42	9/25/05	6.81
5	8/25/02	7.04	43	10/25/05	6.80
6	9/25/02	7.04	44	11/25/05	6.80
7	10/25/02	7.03	45	12/25/05	6.80
8	11/25/02	6.93	46	1/25/06	6.80
9	12/25/02	6.93	47	2/25/06	6.80
10	1/25/03	6.93	48	3/25/06	6.80
11	2/25/03	6.93	49	4/25/06	6.80
12	3/25/03	6.93	50	5/25/06	6.80
13	4/25/03	6.93	51	6/25/06	6.80
14	5/25/03	6.93	52	7/25/06	6.80
15	6/25/03	6.93	53	8/25/06	6.80
16	7/25/03	6.93	54	9/25/06	6.80
17	8/25/03	6.93	55	10/25/06	6.81
18	9/25/03	6.93	56	11/25/06	6.81
19	10/25/03	6.93	57	12/25/06	6.81
20	11/25/03	6.93	58	1/25/07	6.81
21	12/25/03	6.93	59	2/25/07	6.81
22	1/25/04	6.84	60	3/25/07	6.81
23	2/25/04	6.84	61	4/25/07	6.81
24	3/25/04	6.84	62	5/25/07	6.81
25	4/25/04	6.84	63	6/25/07	6.81
26	5/25/04	6.84	64	7/25/07	6.81
27	6/25/04	6.82	65	8/25/07	6.81
28	7/25/04	6.82	66	9/25/07	6.81
29	8/25/04	6.81	67	10/25/07	6.81
30	9/25/04	6.81	68	11/25/07	6.81
31	10/25/04	6.81	69	12/25/07	6.81
32	11/25/04	6.81	70	1/25/08	6.81
33	12/25/04	6.81	71	2/25/08	6.81
34	1/25/05	6.81	72	3/25/08	6.81
35	2/25/05	6.81	73	4/25/08	6.81
36	3/25/05	6.81	74	5/25/08	6.82
37	4/25/05	6.81	75	6/25/08	6.82
38	5/25/05	6.81	76	7/25/08	6.82

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

AVAILABLE FUNDS CAP SCHEDULE

(Based on Maximum Collateral Index Values)[1]

Month	Distribution Date	Net Wac Cap (%)	Month	Distribution Date	Net Wac Cap (%)
1	4/25/02	13.30	39	6/25/05	14.27
2	5/25/02	13.32	40	7/25/05	14.32
3	6/25/02	13.35	41	8/25/05	14.31
4	7/25/02	13.38	42	9/25/05	14.31
5	8/25/02	13.40	43	10/25/05	14.32
6	9/25/02	13.42	44	11/25/05	14.38
7	10/25/02	13.45	45	12/25/05	14.39
8	11/25/02	13.61	46	1/25/06	14.39
9	12/25/02	13.63	47	2/25/06	14.39
10	1/25/03	13.64	48	3/25/06	14.39
11	2/25/03	13.66	49	4/25/06	14.39
12	3/25/03	13.67	50	5/25/06	14.39
13	4/25/03	13.69	51	6/25/06	14.39
14	5/25/03	13.70	52	7/25/06	14.39
15	6/25/03	13.70	53	8/25/06	14.39
16	7/25/03	13.71	54	9/25/06	14.39
17	8/25/03	13.72	55	10/25/06	14.68
18	9/25/03	13.72	56	11/25/06	14.68
19	10/25/03	13.73	57	12/25/06	14.68
20	11/25/03	13.87	58	1/25/07	14.68
21	12/25/03	13.87	59	2/25/07	14.68
22	1/25/04	14.00	60	3/25/07	14.68
23	2/25/04	14.00	61	4/25/07	14.68
24	3/25/04	14.00	62	5/25/07	14.68
25	4/25/04	14.00	63	6/25/07	14.68
26	5/25/04	14.00	64	7/25/07	14.68
27	6/25/04	14.03	65	8/25/07	14.67
28	7/25/04	14.08	66	9/25/07	14.67
29	8/25/04	14.07	67	10/25/07	14.72
30	9/25/04	14.07	68	11/25/07	14.72
31	10/25/04	14.08	69	12/25/07	14.72
32	11/25/04	14.21	70	1/25/08	14.72
33	12/25/04	14.22	71	2/25/08	14.72
34	1/25/05	14.26	72	3/25/08	14.72
35	2/25/05	14.26	73	4/25/08	14.72
36	3/25/05	14.26	74	5/25/08	14.72
37	4/25/05	14.26	75	6/25/08	14.72
38	5/25/05	14.26	76	7/25/08	14.72

[1] Assumes all collateral indices are equal to 15.00%, as well as one-month LIBOR. The coupons presented on this page include payments made to the transaction pursuant to the interest rate hedge agreement.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

SENSITIVITY TABLES

Class A (to call)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	8.02	4.50	3.34	2.68	2.23	1.84
Modified Duration (years)	6.93	4.12	3.13	2.54	2.13	1.77
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	9/25/22	7/25/13	4/25/10	7/25/08	6/25/07	7/25/06
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	246	136	97	76	63	52
Illustrative Yield @ Par (Act/360)	2.22%	2.22%	2.22%	2.22%	2.22%	2.23%

Class M-1 (to call)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	13.66	7.55	5.56	4.50	3.93	3.59
Modified Duration (years)	11.03	6.66	5.05	4.17	3.67	3.37
First Principal Payment	7/25/08	3/25/06	4/25/05	4/25/05	5/25/05	5/25/05
Last Principal Payment	9/25/22	7/25/13	4/25/10	7/25/08	6/25/07	7/25/06
Principal Lockout (months)	75	47	36	36	37	37
Principal Window (months)	171	89	61	40	26	15
Illustrative Yield @ Par (Act/360)	2.76%	2.76%	2.76%	2.76%	2.76%	2.76%

Class M-2 (to call)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	13.66	7.55	5.56	4.49	3.90	3.51
Modified Duration (years)	10.58	6.50	4.96	4.09	3.59	3.26
First Principal Payment	7/25/08	3/25/06	4/25/05	4/25/05	4/25/05	5/25/05
Last Principal Payment	9/25/22	7/25/13	4/25/10	7/25/08	6/25/07	7/25/06
Principal Lockout (months)	75	47	36	36	36	37
Principal Window (months)	171	89	61	40	27	15
Illustrative Yield @ Par (Act/360)	3.32%	3.32%	3.32%	3.32%	3.32%	3.32%

Class B (to call)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	13.23	7.29	5.37	4.38	3.77	3.40
Modified Duration (years)	9.97	6.17	4.73	3.94	3.44	3.13
First Principal Payment	7/25/08	3/25/06	4/25/05	4/25/05	4/25/05	4/25/05
Last Principal Payment	9/25/22	7/25/13	4/25/10	7/25/08	6/25/07	7/25/06
Principal Lockout (months)	75	47	36	36	36	36
Principal Window (months)	171	89	61	40	27	16
Illustrative Yield @ Par (Act/360)	3.89%	3.89%	3.89%	3.89%	3.89%	3.89%

*** Assumes in the case of ARM collateral, a Gross CPR as disclosed above, and in the case of the Fixed Rate collateral, the PSA percentage assumption disclosed above.***

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

SENSITIVITY TABLES

Class A (to maturity)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	8.38	4.87	3.62	2.88	2.38	1.96
Modified Duration (years)	7.14	4.39	3.35	2.70	2.26	1.88
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	1/25/31	3/25/26	3/25/20	1/25/16	4/25/13	2/25/11
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	346	288	216	166	133	107
Illustrative Yield @ Par (Act/360)	2.23%	2.24%	2.24%	2.24%	2.24%	2.24%

Class M-1 (to maturity)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	14.22	8.03	5.91	4.75	4.11	3.74
Modified Duration (years)	11.34	7.00	5.33	4.37	3.83	3.50
First Principal Payment	7/25/08	3/25/06	4/25/05	4/25/05	5/25/05	5/25/05
Last Principal Payment	10/25/27	5/25/18	10/25/13	2/25/11	5/25/09	2/25/08
Principal Lockout (months)	75	47	36	36	37	37
Principal Window (months)	232	147	103	71	49	34
Illustrative Yield @ Par (Act/360)	2.77%	2.78%	2.78%	2.78%	2.77%	2.77%

Class M-2 (to maturity)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	13.85	7.71	5.67	4.56	3.96	3.56
Modified Duration (years)	10.69	6.61	5.05	4.14	3.64	3.30
First Principal Payment	7/25/08	3/25/06	4/25/05	4/25/05	4/25/05	5/25/05
Last Principal Payment	10/25/24	2/25/15	6/25/11	4/25/09	2/25/08	1/25/07
Principal Lockout (months)	75	47	36	36	36	37
Principal Window (months)	196	108	75	49	35	21
Illustrative Yield @ Par (Act/360)	3.33%	3.33%	3.33%	3.33%	3.33%	3.33%

Class B (to maturity)

Gross CPR - ARM	10%	20%	25%	30%	35%	45%
PSA- Fixed Rate	100%	250%	375%	500%	625%	750%
Average Life (years)	13.23	7.29	5.37	4.38	3.77	3.40
Modified Duration (years)	9.97	6.17	4.73	3.94	3.44	3.13
First Principal Payment	7/25/08	3/25/06	4/25/05	4/25/05	4/25/05	4/25/05
Last Principal Payment	9/25/22	7/25/13	4/25/10	7/25/08	6/25/07	7/25/06
Principal Lockout (months)	75	47	36	36	36	36
Principal Window (months)	171	89	61	40	27	16
Illustrative Yield @ Par (Act/360)	3.89%	3.89%	3.89%	3.89%	3.89%	3.89%

***** *Assumes in the case of ARM collateral, a Gross CPR as disclosed above, and in the case of the Fixed Rate collateral, the PSA percentage assumption disclosed above.*